FPC Exemption No. (82-836)

[redacted]

RECEIVED

2008 SEP 18 A 10:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08004973

SUPPL

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with the Philippine Stock Exchange disclosing the termination of the Memorandum of Understanding by and between MPIC, Basic Energy Corporation and Basic Biofuels Corporation.

Dated this the 5th day of September, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

PROCESSED
SEP 23 2008
THOMSON REUTERS

dw 9/18

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. 05 September 2008
   Date of Report (Date of earliest event reported)

2. SEC Identification Number CS200604494

3. BIR Tax Identification No. 244-520-457-000

4. METRO PACIFIC INVESTMENTS CORPORATION
   Exact name of issuer as specified in its charter

5. METRO MANILA, PHILIPPINES
   Province, country or other jurisdiction of incorporation

6. (SEC Use Only)
   Industry Classification Code:

7. 10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES
   Address of principal office
   ....
   Postal Code

8. (632) 888-0888
   Issuer's telephone number, including area code

9. NA
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	1,342,918,745*

**as reported by the stock transfer agent as of 30 June 2008.*

11. Indicate the item numbers reported herein: Other Items

This is in reference to the Memorandum of Understanding (the "MOU") by and between Metro Pacific Investments Corporation ("MPIC"), Basic Energy Corporation ("BEC") and Basic Biofuels Corporation ("BBC") dated 10 July 2008.

After an evaluation by MPIC of the bio-fuels project of BEC and BBC, a decision has been arrived to discontinue the consideration of a possible investment or participation in such bio-fuels project of BEC and BBC. Thus, in accordance with Section X of the MOU, MPIC has served a formal notice terminating the said MOU.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION
MPIC or Issuer

05 September 2008
Date

....
JOSE MA. K. LIM
President & CEO

END